Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Imperial Tobacco Group PLC

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Material Interest in respect of the above holder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland - 426360	14,917
Bank of New York	48,594
Barclays Capital Nominees Limited	61,358
Barclays Capital Nominees Limited	18,903,747
Barclays Global Investors Canada	52,988
Barclays Trust Co & Others	223
Barclays Trust Co + Others	1,756
Barclays Trust Co as Executor / Administrator	2,432
Barclays Trust Co E99	7,000
Barclays Trust Co R69	7,984
BBHISL Nominees Ltd – HGB0125 – 00068640801	1,400
BNP Paribas	15,478
Chase Nominees Ltd – 16376	329,234
Chase Nominees Ltd – 20947	246,931
Chase Nominees Ltd – 21359	86,512
Chase Nominees Ltd – 28270	198,487
CIBC Mellon Global Securities	10,582
Durlacher Nominees Limited	147,919
Greig Middleton Nominees Limited (GM1)	726
Investors Bank and Trust Co	2,485,288
Investors Bank and Trust Co	5,401,898
J P Morgan (BGI Custody) – 16331	171,220
J P Morgan (BGI Custody) – 16338	38,785
J P Morgan (BGI Custody) – 16341	406,736
J P Morgan (BGI Custody) – 16342	86,804
J P Morgan (BGI Custody) – 16344	1,573
J P Morgan (BGI Custody) – 16345	871
J P Morgan (BGI Custody) – 16400	4,965,626

J P Morgan (BGI Custody) – 17011	11,833
J P Morgan (BGI Custody) – 18409	623,967
J P Morgan Chase Bank	22,796
J P Morgan Chase Bank	162,407
J P Morgan Chase Bank	55,968
J P Morgan Chase Bank	791,948
Master Trust Bank	5,298
Mellon Trust of New England	14,301
Mellon Trust – U S Custodian	49,893
Mitsui Asset	12,432
Morgan Stanley & Co	6,326
Northern Trust Bank – BGI SEPA	67,115
R C Greig Nominees Limited	138,531
R C Greig Nominees Limited A/c AK1	20,457
R C Greig Nominees Limited A/c BL1	703
R C Greig Nominees Limited A/c CM 1	900
R C Greig Nominees Limited – GP 1	5,405
R C Greig Nominees Limited – SA 1	4,205
Reflex Nominees	1,100
State Street Bank & Trust - WI	51,436
State Street Boston	26,959
State Street Trust of Canada	25,750
The Northern Trust Company - U	20,778
Trust & Custody Services Bank	10,108

5. Number of shares / amount of stock acquired

Not Disclosed

6. Percentage of issued class

Not Disclosed

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

Not disclosed

11. Date company informed

10 January 2007

12. Total holding following this notification

35,827,685

13. Total percentage holding of issued class following this notification

5.2885

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Trevor Williams +44 (0) 117 933 7410

16. Name and signature of authorised company official responsible for making this notification

Trevor Williams

Deputy Company Secretary

Date of notification

10 January 2007

Copies of our announcements are available on our website:  www.imperial-tobacco.com

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.